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                          UNITED STATES                Expires: August 31, 1999
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                                  SCHEDULE 13G
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

             PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                 (Rule 13d-102)
                                (Amendment No. )

                               youticket.com inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
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                           (Title Class of Securities)


                                    987823101
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                                 (CUSIP Number)



                               February 28, 2000
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             (Date of Event which Requires Filing of this Statement)





     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |X|    Rule 13d-1(b)
                    |_|    Rule 13d-1(c)
                    |_|    Rule 13d-1(d)


                                Page 1 of 4 pages

                                  SCHEDULE 13G

CUSIP No.  987823101                                     Page 2 of 7 Pages
-------------------------                           ---------------------------

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1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  LeAnna Sidhu
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)*                                          (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   PF - Personal Funds
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
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                            7        SOLE VOTING POWER

                                       1,057,833
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           9        SOLE DISPOSITIVE POWER
           EACH
         REPORTING                   1,057,833
          PERSON            ----------------------------------------------------
           WITH             10       SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,057,833
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
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14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 7 pages

                                  SCHEDULE 13G

CUSIP No.  987823101                                     Page 3 of 7 Pages
-------------------------                           ---------------------------

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1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Catalyst Capital, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)*                                          (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   WC - Working Capital
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Nevada
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                            7        SOLE VOTING POWER

                                       877,833
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           9        SOLE DISPOSITIVE POWER
           EACH
         REPORTING                     877,833
          PERSON            ----------------------------------------------------
           WITH             10       SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          877,833
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 7 pages

Item I.  Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.0001 par value, of youticket.com inc. ("Company"), a Nevada corporation, whose principal executive offices are located at 4420 S. Arville, Suites 13 & 14, Las Vegas, Nevada 89103.

Item II. Identity and Background

         This statement is filed on behalf of LeAnna Sidhu ("Sidhu") and Catalyst Capital, LLC, a Nevada limited liability company ("Catalyst"). Sidhu and Catalyst are collectively referred to as the "Reporting Persons."

         Sidhu's business address is 4420 S. Arville, Suites 13 & 14, Las Vegas, Nevada 89103. Sidhu is the Chairperson and President of the Company.

         Catalyst Capital, LLC's business address is 8936 Echo Ridge Drive, Las Vegas, Nevada 89117. Catalyst is an investment and management advisory company.

         None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

         Catalyst acquired the Common Stock reported upon in this Schedule 13D as owned by it as consideration for advising on the acquisition by the Company of Visitcom, Inc. and as a purchase with working capital. Sidhu used personal funds and employment services to acquire the Common Stock reported upon in this
Schedule 13D as owned by her. Each of these persons, if they make future purchases of the Common Stock, will use their corporate or personal funds or services, as the case may be. None of the Reporting Persons has borrowed or contemplates borrowing any funds to acquire Common Stock.

Item 4. Purpose of Transactions

         The Common Stock acquired by each of the Reporting Persons was acquired either as an investment and is being held as an investment or by reason of employment.

         The Reporting Persons may undertake one or more of the actions set forth below.

         (a) Each of the Reporting Persons may acquire or dispose of additional securities from time to time in the market or in private transactions. None of the Reporting Persons has any agreement with any other person to acquire or dispose of any Common Stock at this time, other than employment options issued to Sidhu.

                               Page 4 of 7 Pages

         (b) None of the Reporting Persons knows of any plans or proposals at this time that would result in a merger, reorganization, liquidation or sale of a material amount of assets of the Company.

         (c) The Reporting Persons do not currently intend to cause any additional change in the current board of directors or management of the Company or change the number or term of the current directors. There are no vacancies on the current board of directors of the Company. However, in the future, it is contemplated that the board of directors will be increased and the vacancy created will be filled by a vote of the majority of the then directors of the Company.

         (d) The Reporting Persons currently do not intend to make material changes in the corporate structure, charter, bylaws, or corresponding instruments other than as described above or take other actions which may impede the acquisition of control of the Company by any person. Notwithstanding the foregoing, circumstances may arise where it is advisable to make such changes.

         (e) The Reporting Persons do not intend to cause any class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or to cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 except with the consent of the holders of the class.

Item 5. Interest in Securities of the Issuer

         Sidhu is the beneficial owner of 967,833 shares of Common Stock. This number of shares represents 877,833 shares owned by Catalyst of which she is a member and a manager, and 180,000 shares subject to stock option agreements between Sidhu and the Company which are currently exercisable. This number of shares excludes options not yet exercisable for 210,000 shares of Common Stock. Sidhu is the beneficial owner of 6.7% of the outstanding Common Stock.

         Catalyst is the owner of 877,833 shares of Common Stock. It therefore is the beneficial owner of 5.8% of the Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         None.


Item 7.  Materials to be Filed as Exhibits

         (10.1) Joint Filing Agreement dated February 28, 2000, between LeAnna Sidhu and Catalyst Capital LLC.

                               Page 5 of 7 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2000


                                                       /s/ LeAnna Sidhu
                                                     --------------------
                                                     LeAnna Sidhu

                                                     Catalyst Capital, LLC.


                                                     By:  /s/ LeAnna Sidhu
                                                        ----------------------
                                                          LeAnna Sidhu,
                                                          Authorized Signatory

                               Page 6 of 7 Pages